

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Via E-mail
David A. Kindlick
Vice President & Chief Financial Officer
South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, New Jersey 08037

      Re: **South Jersey Industries, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed March 1, 2011
            Definitive Proxy Statement on Schedule 14A
            Filed April 8, 2011
            File No. 1-06364

Dear Mr. Kindlick:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Andrew D. Mew

      Andrew D. Mew
      Accounting Branch Chief